UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008
Commission File Number 001-33983
Sims Group Limited
(Translation of registrant’s name into English)
Sims Group House
Level 6, 41 McLaren Street
North Sydney
New South Wales 2060
Australia
(61 2) 9956-9100
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________

This report contains the following:

Exhibit No.

99.1	Appendix 3Y Change of Director’s Interest Notice regarding Christopher John Renwick

99.2	Appendix 3Y Change of Director’s Interest Notice regarding John Michael Feeney

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 1, 2008	SIMS GROUP LIMITED
/s/ Frank M. Moratti
Frank M. Moratti
Company Secretary and General Counsel